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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           SRI/Surgical Express, Inc.
                  (formerly known as Sterile Recoveries, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   859151 10 2
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                                 (CUSIP Number)


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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]    Rule 13d-1(b)

         [X]    Rule 13d-1(c)

         [ ]    Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 859151  10  2               13G/A                   PAGE 2 OF 7 PAGES

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   1       Names of Reporting Persons/ I.R.S. Identification Nos. of Above
           Persons (Entities only)

           Standard Textile Co., Inc.
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   2       Check the Appropriate Box if a Member of a Group      (a) [ ]
           (See Instructions)                                    (b) [ ]
                                 Not applicable.
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   3       SEC Use Only

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   4       Citizenship or Place of Organization

           Alabama
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        Number of            5         Sole Voting Power

         Shares                        349,667
                             ---------------------------------------------------
      Beneficially            6         Shared Voting Power

        Owned by                        -0-
                             ---------------------------------------------------
          Each                7         Sole Dispositive Power

        Reporting                       349,667
                             ---------------------------------------------------
       Person With            8         Shared Dispositive Power

                                        -0-
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   9       Aggregate Amount Beneficially Owned by Each Reporting Person

           349,667
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   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
           (See Instructions)
                                   Not applicable.
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   11      Percent of Class Represented by Amount in Row (9)

           5.5%
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   12      Type of Reporting Person (See Instructions)

           CO
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CUSIP NO. 859151  10  2               13G/A                   PAGE 3 OF 7 PAGES
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   1       Names of Reporting Persons/ I.R.S. Identification Nos. of Above
           Persons (Entities only)

           Gary Heiman
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   2       Check the Appropriate Box if a Member of a Group        (a) [ ]
           (See Instructions)                                      (b) [ ]
                                       Not applicable.
--------------------------------------------------------------------------------
   3       SEC Use Only

--------------------------------------------------------------------------------
   4       Citizenship or Place of Organization

           U.S.
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        Number of            5         Sole Voting Power

         Shares                        361,667
                             ---------------------------------------------------
      Beneficially           6         Shared Voting Power

        Owned by                       -0-
                             ---------------------------------------------------
          Each               7         Sole Dispositive Power

        Reporting                      361,667
                             ---------------------------------------------------
       Person With           8         Shared Dispositive Power

                                       -0-
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   9       Aggregate Amount Beneficially Owned by Each Reporting Person

           349,667 shares (as a control person of Standard Textile Co., Inc.) and 12,000 shares issuable upon the exercise of an option
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   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
           (See Instructions)
                                    Not applicable.
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   11      Percent of Class Represented by Amount in Row (9)

           5.7%
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   12      Type of Reporting Person (See Instructions)

           IN
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CUSIP NO. 859151  10  2               13G/A                   PAGE 4 OF 7 PAGES

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ITEM 1(a).        Name of Issuer:

                  SRI/Surgical Express, Inc. (formerly known as Sterile Recoveries, Inc.)
                  -----------------------------------------------------
ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  12425 Racetrack Road, Tampa, Florida 33626
                  ------------------------------------------

ITEM 2(a).        Name of Person Filing:

                  This filing is made on behalf of Standard Textile Co., Inc. ("Standard Textile") and Gary Heiman, a control person of Standard Textile.
                  -----------------------------------------------------------

ITEM 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business offices of Standard Textile and Gary Heiman are located at One Knollcrest Drive, Cincinnati, Ohio 45237.
                  ------------------------------------------------------------

ITEM 2(c).        Citizenship:

                  Standard Textile - Alabama; Gary Heiman - U.S.
                  ----------------------------------------------

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, par value $.001
                  -----------------------------

ITEM 2(e).        CUSIP Number:

                  859151  10  2
                  -------------

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.


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CUSIP NO. 859151  10  2               13G/A                   PAGE 5 OF 7 PAGES

ITEM 4.    OWNERSHIP.

         (a) Amount beneficially owned: Standard Textile is the owner of 349,667 shares of Common Stock. Gary Heiman is a control person of Standard Textile. Gary Heiman owns individually an option that is currently exercisable for 12,000 shares of Common Stock.

         (b)      Percent of class:     Standard Textile - 5.5%;
                  Gary Heiman - 5.7%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: Standard
                           Textile - 349,667 shares;   Gary Heiman - 361,667
                           shares

                  (ii)     Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of: Standard Textile - 349,667 shares; Gary Heiman - 361,667 shares

                  (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 859151  10  2               13G/A                   PAGE 6 OF 7 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Standard Textile Co., Inc.

Dated: February 11, 2002             By: /S/ Edward M. Frankel
                                         --------------------------------------
                                     Edward M. Frankel, Vice President

Dated: February 11, 2002             /S/ Gary Heiman
                                     ------------------------------------------
                                     Gary Heiman

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CUSIP NO. 859151  10  2               13G/A                   PAGE 7 OF 7 PAGES


Exhibit A

                             JOINT FILING AGREEMENT

         Standard Textile Co., Inc. and Gary Heiman agree that the Schedule 13G/A to which this agreement is attached, relating to the common stock of SRI/Surgical Express, Inc., is filed on behalf of each of them.

                                        Standard Textile Co., Inc.

Dated: February 11, 2002                By: /S/ Edward M. Frankel
                                            ---------------------------------
                                        Edward M. Frankel, Vice President

Dated: February 11, 2002                /S/ Gary Heiman
                                        -------------------------------------
                                        Gary Heiman